Acri Capital Merger Sub I Inc.

July 25, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Acri Capital Merger Sub I Inc.
Registration Statement on Form S-4, as amended (File No. 333-280613) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Acri Capital Merger Sub I Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on July 26, 2024, or as soon thereafter as practicable.

Please contact Arila Zhou of Robinson & Cole LLP at (212) 451-2908 or azhou@rc.com with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very Truly Yours,

Acri Capital Merger Sub I Inc.

By:	/s/ “Joy” Yi Hua
“Joy” Yi Hua
Chairwoman, Chief Executive Officer, and Chief Financial Officer

cc:	Arila Zhou, Esq. Robinson & Cole LLP